FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
[ ] Check box if no longer subject		OMB Number: 3235-0287
to Section 16. Form 4 or Form	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	Expires: January 31, 2005
5 obligations may continue. See Instruction 1(b)		Estimated average burden hours per response....................0.5

(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Deller, Michael R.	2. Issuer Name and Ticker or Trading Symbol EverTrust Financial Group, Inc. ("EVRT")						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title Other (specify below) below) President of issuer's subsidiary bank
(Last) (First) (Middle) 9425 61st Ave. West	3. IRS Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year 12/16/02
(Street) Mukilteo, WA 98275				5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Reporting (check applicable line) XX Form Filed by One Reporting Person Form Filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, no par value	12/16/02		M		4,235	A	$12.06	46,680	D
Common Stock, no par value	12/16/02		M		6,000	A	$12.06	50,680	D

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                                                                                            (Over)
 *If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                                                                                                SEC 1474 (3-99)
 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


FORM 4 (continued)                    Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                    (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Con-version or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/Year)	3A. Deemed Execution Date (Month/ Day/Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Deriva-tive Se-curities Benefici- ally Owned Following Reported Trans-action(s) (Instr. 4)	10. Owner-ship Form of Deri-vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4 )
				Code	V	(A)	(D)	Date Exer-cisable	Expiration Date	Title	Amount or Number of Shares
Stock option	$12.06	2/16/02		M			6,000	*	8/29/15	Common stock	6,000	n/a	42,413	D
Stock Option	$12.06	2/16/02		M			4,235	**	8/29/10	Common stock	4,235	n/a	37,215	D

Explanation of Responses:

*    48,413 shares awarded on 8/29/00.  Exercisable in five equal installments of 20% beginning 10/01/00.  Expire 8/29/15.
**  41,450 shares awarded on 8/29/00.  Exercisable in five equal installments of 20% beginning 10/01/00.  Expire 8/29/10

                                                                                                                                 /s/Michael R. Deller                                          12/16/02
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.        **  Signature of Reporting Person                         Date
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.